02047203

0-24018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 29, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 2100, 840 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3G2
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ___X_____ Form 40-F ________

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ________ No ___X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2002

Zi Corporation

By: Neil Frizzell

Name: __________________________

Title: Vice President, General Counsel

zi corporation

news release

Zi Signs Letter of Intent to Sell its VoIP and Bluetooth™ Business Unit

Zi shareholders anticipated to be issued interest

Calgary, AB **(July 1, 2002)** - Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, today announced that it has signed a letter of intent to sell all of its interest in its Hong Kong based telecom technology unit, also known as Zi Services, to an Over-the-Counter Bulletin Board traded company (the "Purchaser"). The common shares of the Purchaser, as consideration for the sale, are anticipated to be distributed to Zi shareholders subject to legal, regulatory, tax and other considerations.

Completion of the transaction is subject to a number of conditions, including completion of definitive documentation, any required shareholder approval, exchange approval, regulatory clearances and due diligence.

"Zi has invested over $5 million in the Zi Services unit and the development of its technologies, and we believe that further investment will be required as the market for these technologies develop. This transaction is expected to eliminate the impact of these costs on our operating results and, together with our previously announced transaction related to our e-learning investment, to position Zi to improve its prospects for profitability," said Michael Lobsinger, Chairman and Chief Executive Officer of Zi Corporation.

"Subject to legal, regulatory, tax and other considerations, we intend to structure the transaction to allow our shareholders to receive an interest in the Purchaser, " continued Lobsinger. "We believe that the sale of the Zi Services unit, if completed, will offer Zi shareholders the best of both worlds by preserving the upside potential of the future growth in VoIP and Bluetooth™, while optimizing the near term profitability and capital strength of Zi Corporation."

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText, connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any language. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, London, San Francisco and Stockholm. The common stock of Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC). www.zicorp.com

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained by the issuer of such securities and will contain information about the issuer and its management, as well as financial information.

This press release contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve expectations or intentions, including the completion of the transactions contemplated in the letter of intent, the distribution of the interests to Zi shareholders, the impact of the sale of the Zi Services unit on Zi's results of operations, the expectations of management related to the sale of the Zi Services unit and other forward looking information (such as those relating to future deployments or planned cooperation). The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Such risks include, among others, the risk that the transactions contemplated in the letter of intent will not be completed, the risk that the benefits of the sale of the Zi Services unit will not be achieved; general business and economic conditions affecting our business and the business of the Zi Services unit; uncertainties related to the legal, regulatory, tax and other considerations; competitive actions; uncertainty related to continued acceptance of Zi Corporation's products and services; uncertainties related to Zi's profitability; dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

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For more information:

Investor Inquiries:
Dale Kearns
Zi Corporation
Chief Financial Officer
Phone: 403 233 8875
investor@zicorp.com
www.zicorp.com

zi corporation

news release

HUMAX Licenses Zi Technology for Next-Generation Set-Top Box

Zi to provide on-screen keyboard and eZiText for Korean based set-top box manufacturer

Calgary, AB **(June 28, 2002)** - Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, today announced that HUMAX Company Ltd. has signed a licensing agreement to implement eZiText, Zi's truly predictive one-touch text input technology, into its digital set-top box products, as well as providing an on-screen keyboard solution also developed by Zi. HUMAX, an early entrant in the set-top box manufacturing industry, is a world-class company successfully meeting the growing demands for digital set-top box products.

"HUMAX represents one of our early implementations of eZiText Korean and aligns us with a dominant player in the global set-top box market. Our on-screen keyboard solution combined with eZiText provides users with enhanced browser and Internet access in markets where set-top boxes are the principal tool for Internet access," said Gary Mendel, vice president, sales and marketing, Zi Corporation.

While HUMAX is introducing Korean and English language capabilities in its first set-top developments licensing Zi's technology, eZiText's multiple language capability and easy-to-use functionality, allows HUMAX to eventually extend its brand to multiple countries by supporting a variety of languages and regional dialects.

"In choosing a provider of text input technology, we sought a partner that could deliver the highest quality technology within an aggressive timeframe," said Lee Yong Hoon, general manager, HUMAX. "Zi not only met our timing needs, but provided intelligent input solutions that consumers will be able to easily access via our remote control for our on-screen keyboard. Additionally, Zi's ability to integrate with our established Web browser, made our choice of vendors an even greater strategic decision."

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, San Francisco, Shenzhen, Stockholm and Tokyo. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

zi corporation

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

-30-

For more information:

Media Inquiries:
FitzGerald Communications
Cherity Morrison
Corporate Communications Manager
Phone: (415) 677-0262
Email: cmorrison@fitzgerald.com

www.zicorp.com

Investor Inquiries:
Zi Corporation
Dale Kearns
Chief Financial Officer
Phone: (403) 233-8875
Email: investor@zicorp.com

www.humaxdigital.com